Mail Stop 6010   June 9, 2008

Kenneth C. Forster, President
APC Group, Inc.
3526 Industrial Parkway
Fairbanks, Alaska 9701

   Re: APC Group, Inc.
     Form 10
     Amendment No. 2 filed May 16, 2008
     Form 10-KSB filed May 16, 2008
     Form 10-QSB filed May 20, 2008
     File No. 0-52789

Dear Mr. Forster:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Prior comment refers to our letter dated February 27, 2008.

Form 10

Directors and Executive Officers, page 19

1. Please refer to prior comment 11 and your response. It is unclear how your response is consistent with the stated intention of the Series A Preferred to vest voting control in Mr. Forster in his position as an executive officer. We further note that Mr. Forster apparently is a founder, and control person by reason of his ownership of 22% of the common stock. Please describe any arrangements or

understandings between Mr. Forster, as the controlling shareholder, and the members of the Board regarding Board composition and Board voting positions, such as Mr. Forster's compensation and the issuance to him of the Series A Preferred.   Note that the comment refers to Board *composition*, not "compensation."

Form 10-KSB

Management's Discussion, page 8

Results of Operations, page 9

2.   In view of the gross margin differences, please quantify the respective share of revenues in each reported period that represent retractable reel sales compared to other extension cord sales.

3.   In future filings describe any material seasonal factors that impact your operations, such as greater demand during or in anticipation of colder weather.

Liquidity and Capital Resources, page 10

4.   You state you believe you will become cash flow positive when you achieve revenues of $500,000. Please clarify the time period contemplated, for example, annually.

5.   We note you intend to address your negative working capital in the future, in part, by converting debt to equity. Please revise to explain which current existing debt you expect may be converted.

6.   Please provide a breakdown of the expected application of the $1,500,000 additional capital sought.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel